Exhibit 99.1

BGM Group Announces Strategic Acquisition of HM Management to Expand AI Application Ecosystem

Chengdu, China - May 2, 2025 (PRNewswire) - BGM Group Ltd. (Nasdaq: BGM) (the “Company” or “BGM”) , a leading AI technology company, today announced it has entered into a definitive agreement (the “Agreement”) to acquire HM Management Company Limited (“HM Management”), a prominent AI agent production platform, in an all-stock transaction valued at approximately RMB300 million (US$41.7 million).

Under the Agreement, BGM will issue 16,663,427 Class A ordinary shares at $2.50 per share to acquire 100% ownership of HM Management and its two wholly-owned subsidiaries: Beijing Shuda Technology Company Limited. (“Shuda Technology”) and New Media Star Technology (Shenzhen) Co., Ltd ( “New Media Star”). The transaction is expected to close in the second quarter of 2025, subject to customary closing conditions.

Shuda Technology is a high-tech company specializing in AI-driven enterprise efficiency solutions. By delivering integrated AI and data visualization solutions, it empowers businesses to conduct intelligent, end-to-end diagnostics and enhance decision-making across the entire innovation chain from research and development to commercialization, enabling rapid cost reduction, operational efficiency improvement, and business model innovation. New Media Star operates a fast-growing AI tools platform with over 150,000 followers, offering proprietary and third-party AI solutions for customer acquisition and private domain conversion.

Xin Chen, Chief Executive Officer of the Company, stated: “The addition of Shuda Technology and New Media Start introduces a disruptive engine to our strategy of building a multi-agentic production platform. Their matrix-based vertical industry agent cloning technology and AI visualization engine address a critical strategic gap, enabling us to foster technological creativity and drive industry-wide impact. This acquisition enhances our industry-specific AI DNA, allowing us to rapidly expand into vast market opportunities and create a leading ecosystem of AI agent applications. Their portfolio of over 100 industry-specific AI modules, along with an established developer ecosystem, will significantly accelerate our roadmap and secure a dominant position in the next-generation industry-specific AI operating systems.”

The acquisition expands the Company's AI application portfolio and further integrates existing market resources from its AI insurance and AI mobility businesses, further solidifying the Company's position in the AI industry.

About BGM Group Ltd

BGM Group Ltd has a strategic focus on the technology fields of AI application, intelligent robots, algorithmic computing power, cloud computing, and biopharmaceuticals.

In terms of AI application implementation, the group relies on advanced analytics and AI Agent technology, and utilizes the two platforms of Du Xiao Bao and Bao Wang to provide comprehensive and professional AI solutions and intelligent robot services for insurance companies, insurance brokers, and consumers. Its services cover multiple key scenarios such as sales and marketing, underwriting assessment, claims processing, and customer service. The group is capable of analyzing consumer data, building consumer profiles, accurately predicting insurance needs, and providing highly customized services for consumers.

In the field of biopharmaceuticals, the group's biopharmaceutical division mainly produces oxytetracycline API, crude heparin sodium, and licorice preparations, which are widely supplied to the global animal husbandry, pharmaceutical, and drug retail markets. The group deeply integrates AI-assisted decision-making into every link of production and manufacturing, achieving supply chain optimization, process efficiency improvement, and market trend prediction. This provides scientific decision-making basis for the management and offers high-quality products and precise services for consumers.

Forward-looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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SOURCE: BGM Group Ltd